SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)
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Rule 14a-6(e)(2))
[ ]	Definitive Proxy Statement
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[ ]	Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

AMBASSADORS GROUP, INC.
(Name of registrant as specified in its charter)

Lane Five Partners LP
Lane Five Capital Management LP
Lane Five Capital Management, LLC
Lane Five Partners GP LLC
Lisa O’Dell Rapuano
Peter H. Kamin
Sharon van Wyk
(Name of person(s) filing proxy statement, if other than the registrant)

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[ ]	Fee paid previously with preliminary materials:
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PRELIMINARY COPY
DATED MAY ___, 2012

LANE FIVE PARTNERS, LP

May ____, 2012
Dear Fellow Stockholder:

Lane Five Capital Management LP and other participants in this solicitation (“Lane Five”) are the beneficial owners of 1,326,591 shares of common stock of Ambassadors Group, Inc. (the “Company” or “Ambassadors Group”), representing approximately 7.5% of the common stock of the Company.  Lane Five has lost confidence in the current Board of Directors of Ambassadors Group (the “Board”) and believes that a fresh perspective is necessary.  For this and other reasons, which are set forth in more detail in the attached Proxy Statement, we are seeking three seats on the Company’s Board to ensure that the interests of the stockholders, the true owners of the Company, are adequately represented in the Ambassadors Group boardroom.  The Board is currently composed of nine Directors in three classes, thus only three of the Company’s nominees are up for election this year.  We seek to replace these three Directors with our own independent Nominees in an effort to bring a fresh perspective to the Board.

We urge you to carefully consider the information in the attached proxy statement and then support our efforts by signing, dating and returning today the enclosed BLUE proxy card.

If you have already voted for the incumbent management slate, you have every right to change your vote by returning a later dated proxy.  Only your latest dated proxy counts.

PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY!

If you have any questions about executing your proxy or require assistance, please contact Innisfree M&A, which is assisting us, at their address or toll-free number listed below.

Thank you for your support.

Lisa O’Dell Rapuano
Lane Five Partners, LP

Your Vote Is Important, No Matter How Many Or How Few Shares You Own

If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED
Shareholders Call Toll-Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833

REMEMBER:
We urge you NOT to vote using any proxy card sent to you by
the Ambassadors Group, Inc., as doing so will revoke your vote on the BLUE proxy card.

IMPORTANT

THIS SOLICITIATION IS BEING MADE BY LANE FIVE PARTNERS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

PLEASE SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND RETURN IT WITH THE ENCLOSED POSTAGE PAID ENVELOPE PROMPTLY.  PROMPTLY VOTING THE ENCLOSED BLUE PROXY CARD REVOKES ALL PRIOR PROXY CARDS YOU MAY HAVE PREVIOUSLY SIGNED.

DO NOT MAIL ANY PROXY CARD OTHER THAN THE ENCLOSED BLUE CARD IF YOU WISH TO VOTE FOR THE LANE FIVE NOMINEES.

EVEN IF YOU PREVIOUSLY HAVE VOTED A PROXY CARD FURNISHED TO YOU BY THE COMPANY, YOU HAVE A LEGAL RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING, AND RETURNING THE ENLCOSED BLUE PROXY CARD, ONLY THE LATEST DATED PROXY WILL COUNT AT THE 2012 ANNUAL MEETING.  YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN.

PRELIMINARY COPY – SUBJECT TO COMPLETION

2012 ANNUAL MEETING OF STOCKHOLDERS
OF
AMBASSADORS GROUP, INC.
[______], 2012
---------------------------
PROXY STATEMENT
OF
Lane Five Partners LP
Lane Five Capital Management LP
Lane Five Capital Management, LLC
Lane Five Partners GP LLC
Lisa O’Dell Rapuano
Peter H. Kamin
Sharon van Wyk
---------------------------

This proxy statement and BLUE proxy card are being furnished to you in connection with the solicitation of proxies by Lane Five Partners LP, a Delaware limited partnership (“Lane Five,” “We” or the “Concerned Stockholder”), and the other participants in this solicitation to be used at the 2012 Annual Meeting of the stockholders of Ambassadors Group, Inc., a Delaware corporation (“Ambassadors Group” or the “Company”), to be held at 2001 South Flint Road, Spokane, Washington 99224 on [DATE], 2012 at 9:00 a.m., local time, and at any adjournments or postponements thereof (the “Annual Meeting”).

At the Annual Meeting, three Class II Directors of the Company will be elected for a three-year term expiring at the 2015 annual meeting of the Company's stockholders.  We are soliciting proxies from you, the stockholders of the Company, to vote FOR the election of our three nominees (Sharon van Wyk, Peter H. Kamin and Lisa Rapuano) as Directors of the Company (the “Independent Nominees”).

We are also soliciting the vote of the stockholders of the Company to vote FOR the approval of our non-binding proposal, which would call upon the Company’s Board of Directors (the “Board”) to declassify the Board (the “Stockholder Proposal”).

We urge you to elect our Independent Nominees to the Board because we believe all stockholders would benefit from new Directors with no prior ties to the Company.  We believe that electing three new Directors would provide a new voice and accountability on issues we believe to be important to stockholders, including the decline in operating performance, corporate governance and capital allocation.  We have attempted to address these concerns directly with management and the Board.  For further details on why we believe the election of the Independent Nominees will benefit all stockholders, please see our discussion below under the headings “REASONS FOR THE SOLICITATION” and “BACKGROUND TO THE SOLICITATION”.

The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is April 25, 2012 (the “Record Date”).  Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of the Company's common stock, $.01 par value (the “Common Stock”), held by them on the Record Date.  As set forth in the preliminary proxy statement filed by the Company with the Securities and Exchange Commission (“SEC”) on April 25, 2012, as of the close of business April 21, 2012, there were 17,575,722 shares of Common Stock issued and outstanding.  Of the 17,575,722 shares outstanding, the Concerned Stockholder and the other participants in this solicitation beneficially own 1,326,591 shares of the outstanding Common Stock.  The Company’s principal executive offices are located at Dwight D. Eisenhower Building, 2001 South Flint Road, Spokane, Washington 99224.

THIS PROXY SOLICITATION IS BEING MADE BY LANE FIVE AND THE OTHER PARTICIPANTS IN THIS SOLICITATION AND NOT BY OR ON BEHALF OF THE COMPANY.

The Concerned Stockholders are first furnishing this proxy statement and BLUE proxy card to stockholders on or about May [____], 2012. The Proxy Statement is also available at [www.innisfreema.com/epax].

REASONS FOR THE SOLICITATION

Lane Five is a long-biased, concentrated valuation-driven private investment fund managed by Lane Five Capital Management LP (“Lane Five Capital”).  Lane Five Capital’s strategy is to buy significantly undervalued securities of businesses it believes can create long-term value for stockholders and to hold them for many years.   Lane Five has been an Ambassadors Group stockholder since 2008, and currently beneficially owns 796,898 shares, representing 4.5% of shares outstanding.  For the reasons summarized below, Lane Five is nominating three candidates for election to the Company’s Board at the 2012 Annual Meeting – Lisa O’Dell Rapuano, Peter H. Kamin and Sharon van Wyk.  We urgently seek your support for our Nominees.

Lane Five is committed to maximizing value for all stockholders, and is seeking representation on the Board as a means of effecting positive change.  Lane Five has little confidence that the Board as currently composed will adequately address the following serious issues that face the Company:

•	Declining stock price performance and resulting loss of stockholder value

•	Operating record

•	Capital allocation

•	Corporate governance

The Board and Management have had what we believe is ample time to address these concerns over the last few years and, in our view, have failed to do so successfully.  If elected, our nominees, who would represent a minority on the board, would seek to work with the other Board members to address our concerns.

The Company’s Stock Price Has Declined and Has Underperformed the Indices Chosen by the Company

Stock price is the most clear, objective measure of the market’s judgment of a public company’s performance.  Ambassadors Group share price has declined over the last five years, over the last three years and over the last year ended December 31, 2011.  During this five-year period, Ambassadors Group’s stock was down 83%, cumulatively, generating a negative 30% compound annual return.  The Russell 2000 Index and NASDAQ Market Index, the two indices to which the Company compares itself in its Form 10-K, show positive returns over the three- and five-year periods, and while negative in the one-year time frame have vastly outperformed Ambassadors Group.  We believe the Directors of the Company must bear responsibility for the performance of the Company, including its stock price.

	Total Cumulative Return Including Dividends (Reinvested in shares)
	For the Period ended December 31, 2011
	One Year	Three Year	Five Year
Ambassadors Group	-59.38%	-46.95%	-83.11%
Russell 2000	-4.17%	+40.72%	+0.76%
The NASDAQ Stock Market Index	-0.78%	+64.63%	+13.17%
	Total Annualized Return Including Dividends (Reinvested in shares)
	For the Period ended December 31, 2011
	One Year	Three Year	Five Year
Ambassadors Group	-59.38%	-20.69%	-29.91%
Russell 2000	-4.17%	+15.18%	+0.15%
The NASDAQ Stock Market Index	-0.78%	+18.13%	+2.50%

Source:  Bloomberg

We are Concerned with the Company’s Operating Record

Ambassadors Group financial and business performance troubles us.

Consider the following:

•
GAAP Net Revenue as reported by the Company has been down every year since 2007, and in sum is down from $114.5 million in 2007 to $66.4 million in 2011, or -42.0% by Lane Five’s calculation.    Over the same time period, total GAAP operating expenses have increased from $54.2 million in 2007 to $56.9 million in 2011.  As a result, GAAP operating income has fallen by 94.9% from $41.8 million in 2007 to $2.1 million in 2011.

•
Lane Five is troubled by the Company’s return on equity, or GAAP Net Income divided by Shareholder’s Equity, between 2007 and 2011.  Ambassador’s Group has reported 2007 GAAP Net Income of $31.05 million and 2007 Shareholder’s Equity of $72.40 million, as compared to 2011 GAAP Net Income of $2.96 million and 2011 Shareholder’s Equity of $76.96 million.  Based on our calculations, that means that the Company’s return on equity has fallen from 42.9% in 2007 to 3.8% in 2011.

Lane Five Is Concerned about the Company’s Capital Allocation

We believe the Board's questionable oversight of capital allocation has led to deterioration in the stock price. The Concerned Stockholder presents the following example for your review.  In 2006 and 2007, Capital Expenditures were increased for the purposes of building a new headquarters in Spokane, Washington.  The building, which is 132,000 square feet, was projected to cost “less than $20 million”.  In the second quarter, 2007 public conference call, the Company stated it had capitalized $17 million of the projected $20 million cost, but subsequently ceased to disclose the capital spending for the building in public filings or comments.  The Company has 202 employees in Spokane, Washington according to the 2011 Form 10-K.  Prior to building the new headquarters, the Company had 63,800 square feet in three different buildings in Spokane which in aggregate housed 240 employees.  According to Lane Five’s calculations, then, square footage expanded by 93% while the number of employees in that location fell by over 15%.

Ask yourself whether it was in the best interests of shareholders to build such an expensive and large facility?

On March 21, 2012, we publicly questioned the Company’s decision to build the new headquarters.  After that, on April 16, 2012, the Company announced that it is pursuing the sale of its building and the surrounding property. This recent announcement does not change Lane Five’s dissatisfaction with the Company’s capital allocation decision prior to the time we focused public spotlight on the Board’s decision regarding the headquarters.

We are Concerned about the Company’s Corporate Governance

Lane Five notes with concern that the Company’s Board structure is of “High Concern” according to Institutional  Shareholder Services (“ISS”), a well-regarded proxy advisory firm.  ISS points to the lack of independence of the Chairman, a lack of disclosed Corporate Governance policies, related party transactions with one member of the Board, and a requirement for plurality of votes without a Director resignation policy.  In addition, Lane Five is concerned that the classified Board and inability of stockholders to call special meetings results in insufficient accountability to stockholders.

Lane Five’s Nominees have the Experience and Qualifications Necessary to Encourage Change and Help Create Stockholder Value

Lane Five believes that electing new Directors who are unaffiliated with Ambassadors Group’s past would provide new voices and a fresh perspective to advocate for the interests of the stockholders and compel management to address the decline in financial and operational performance as summarized above.  We believe that Ms. Rapuano, Mr. Kamin and Dr. van Wyk will bring independence, experience and new perspectives to the process of creating stockholder value at the Company.

The role of a public company board is to set policies and strategies and provide oversight to the management team as they execute and implement the company’s agreed upon business plan.  We believe Ambassadors Group’s current Board has fallen short in oversight of the Company.  We believe these shortcomings can be addressed by improving the performance of the Board.  Since we are nominating only three Director candidates, we will not be in a position to effect any action without the support of at least two more of the incumbent members of the Board.  If elected, Ms. Rapuano, Mr. Kamin and Dr. van Wyk will work through an open-minded and deliberative process as a force for positive change, in collaboration with the existing Board to realize value for stockholders over both the short- and long-term.

Sharon van Wyk, Ph.D. is the Executive Vice President and Chief Operations Officer of American Public University System (NASDAQ: APEI) (“APUS”), an accredited online university system comprised of American Military University and American Public University.  Previously, Dr. van Wyk served as Vice President of Process Excellence, Infrastructure & Online Customer Support at Intuit, a software company producing consumer and commercial products such as TurboTax, Quicken and QuickBooks.  In addition, she served as Vice President of Process Excellence and New Market Development for Genworth Financial, as Manager, Global Risk Management and Six Sigma for GE Capital, and in several leadership positions, including Associate Partner in the Change Management division of Accenture, a global management consulting, technology and outsourcing company.  Dr. van Wyk’s extensive operational experience in marketing and technology related fields will prove to be a valuable asset to the Board.

Peter H. Kamin the founder and Managing Partner of 3K Limited Partnership, a private investment partnership which was organized to invest the capital of a family trust.  For the previous 11 years, Mr. Kamin was a co-founding Partner of ValueAct Capital. ValueAct Capital seeks to invest in companies they believe to be fundamentally undervalued and then works with management and the company’s board to implement strategies that generate superior returns on invested capital.  Prior to founding ValueAct Capital in 2000, Mr. Kamin founded and managed Peak Investment L.P.  Peak Investment LP was a limited partnership, organized to make investments in a select number of domestic public and private companies. Mr. Kamin began his investment career in 1984 at Fidelity Management and Research, where he was an Assistant Portfolio Manager for two multi-billion-dollar mutual funds and an equity analyst. Mr. Kamin is presently a Director of Abatix Corp, Aldila Inc., Rockford Corporation and several privately held companies. Mr. Kamin has previously served as a Director of Paragon Technologies, Seitel, Inc., KAR Holdings, LeCroy Corp., Hanover Compressor, Exterran, Sirva, Inc., Insurance Auto Auctions, Inc., OneSource Information Services, Inc., Data Transmission Network, TFC Enterprises, Eskimo Pie, ACME United Corp, Hi-Port Industries and numerous privately held companies. Mr. Kamin ‘s experience as a director of public and private Boards, in addition to his long success as an investor and business analyst, enable Mr. Kamin to provide the Company with valuable financial, strategic and governance related insights.

Lisa O’Dell Rapuano is the founder of Lane Five Capital, the investment manager of Lane Five, a long-biased, concentrated valuation-driven investment partnership.  Lane Five Capital’s strategy is to buy significantly undervalued securities of businesses it believes can create long-term value for stockholders and to hold them for many years.  Prior to founding Lane Five in 2006, she was the Co-Chief Investment Officer of Matador Capital Management, which ran a long/short U.S. hedge fund employing a valuation driven, bottoms up approach.  For ten years prior to that, Ms. Rapuano served in various capacities at Legg Mason Capital Management, including as a manager of the Legg Mason Special Investment Trust and as the Director of Research at Legg Mason Capital Management.  Ms. Rapuano’s depth of experience in evaluating companies from a financial, operational, capital allocation and strategic perspective will enable her to provide effective oversight of the Company.  Additionally, her status as manager of one of the Company’s largest stockholders gives her particular insight as a representative of the stockholders.

BACKGROUND TO THE SOLICITATION

Lane Five has owned shares of Ambassadors Group since 2008.  In 2011, we attempted several times to communicate our questions and concerns to the Company and discuss the Company’s performance and direction civilly and constructively.  The Company accepted our initial request to address the Board.  However, the Company rejected our request to meet and continue the dialog we instituted.  We have therefore not been successful in reaching the Board to communicate the dire circumstances we believe the Company is facing, nor have we received any reassurances in our interactions that the Board understands these circumstances to the degree we believe is necessary to address them. Additionally, Ms. Rapuano, upon the suggestion of Jeffery Thomas, CEO of the Company, consented to be considered for the Board seat on its 2011 slate that was vacated by Joe Ueberroth.  Though the Company indicated a willingness to consider Ms. Rapuano, no one from the Board followed up in response to her CV or her conversations with Mr. Thomas regarding this issue.

A chronology of our interactions with the Company is as follows:

•
On October 27, 2011, the Company reported third quarter, 2011 financial results and disclosed expected enrolled revenue growth of -12% for 2102.  On the public conference call, Ms. Rapuano and her colleague, Erica D. Niemann, asked multiple questions to attempt to clarify the financial results, to understand the marketing and sales dollars spent to acquire each travelled student, to understand the Board’s level of involvement in strategic direction, to assess the performance of similar businesses in the economic environment, and to discuss management compensation.

•
On October 27, 2011 Ms. Rapuano and Ms. Niemann had a conference call with Jeffery Thomas, CEO, and Anthony Dombrowik, CFO, in which they discussed in greater detail the marketing and sales spending.  Messrs. Thomas and Dombrowik explained some detail of the marketing and sales spending and the expense structure of the Company.  In follow up to a question from the public conference call, Ms. Rapuano asked Mr. Thomas whether the Board was considering any stockholders as potential nominees for a then vacant Board seat.  Mr. Thomas indicated the Board was looking at a number of nominees and would consider stockholders such as Ms. Rapuano.  Ms. Rapuano indicated a willingness to be considered.

•
On November 7, 2011 Ms. Rapuano sent Mr. Thomas an email requesting a follow-up conversation from the October 27th call. Mr. Thomas called Ms. Rapuano, at which time Ms. Rapuano informed him that Lane Five was filing a Schedule 13D and asked for follow up regarding whether the Board was considering a stockholder representative for the open Board seat.  Mr. Thomas indicated the Board had not yet discussed nominees and would be meeting two days hence.

•
On November 16, 2011 Mr. Thomas and Ms. Rapuano had a conference call in which they discussed the Board’s process for considering nominees.  Ms. Rapuano reiterated her willingness to be considered.  Mr. Thomas indicated a number of possible nominees with direct marketing and financial expertise were being considered.

•
On November 22, 2011 Ms. Niemann, Ms. Rapuano and Mr. Dombrowik had a call in which they discussed marketing and sales expenses.  Ms. Rapuano emailed Mr. Dombrowik a spreadsheet with some assumptions about the business segment sales and expenses to discuss on the call.

•	On November 22, 2011 Ms. Rapuano emailed Mr. Thomas her CV for consideration by the Nominating Committee for the open Board seat.
•
On November 22, 2011 Ms. Rapuano sent a letter to the Board via fax and FedEx requesting an in person meeting on or before December 9, 2011 with the Board for an open exchange of ideas.  In the letter, Ms. Rapuano also reiterated her willingness to be considered for the open Board seat.

•
On November 28, 2011 Mr. Thomas emailed Ms. Rapuano indicating he and his assistant had both been out of the office since prior to November 22, so he had just received the letter.  Mr. Thomas indicated he would forward it to all Board members.

•
On November 29, 2011 John Ueberroth, Chairman of the Board, called Ms. Rapuano to suggest a conference call in lieu of an in-person meeting, which Lane Five accepted in the hope of fostering mutual cooperation.

•
On December 8, 2011 Ms. Rapuano and Ms. Niemann participated on a conference call with a partially convened Board.  Ms. Nilofer Merchant and Mr. Ricardo Lopez-Valencia were not present, and Mr. Dan Byrne joined late.  Topics addressed included the Board’s approach to sales and marketing expenses, the structure of the sales force, compensation, the investment policy behind the decision to invest a high percentage of the Company’s cash in municipal securities, and capital allocation.  Mr. James Kalustian, the head of the Nominating Committee, mentioned that the Nominating Committee would be open to looking at Ms. Rapuano’s credentials as a Board Member, but gave no indication he had discussed this with Mr. Thomas or received her CV.  As a courtesy, Lane Five informed the Board it was inclined to file a stockholder proposal to de-classify the Board.

•	On December 13, 2011, Lane Five filed a 14a-8 stockholder proposal to de-classify the Board.
•
On December 21, 2011, Lane Five sent a letter to the Board requesting a meeting with the Board to follow up on the December 8, 2011 call.  Lane Five offered partial and temporary confidentiality to secure a meeting during the so-called “quiet period”.

•
On January 13, 2012 Lane Five submitted a revised 14a-8 proposal allowing all Directors serve out their three-year terms, as requested by the Company, expressly to foster a spirit of cooperation, to prevent the Company from spending the stockholder’s money on legal fees, and to encourage the Board to meet with Ms. Rapuano in person as requested.

•	On January 17, 2012, Mr. Thomas sent Ms. Rapuano a letter via U.S. Mail declining Lane Five’s request for a Board meeting.
•
On February 9, 2012 the Company held a public conference call to discuss fourth quarter, 2011 financial results.  In this call, Ms. Rapuano asked multiple questions about the proposed cost savings and financial results.

•	On February 22, 2012 Lane Five reached a decision to file a Notice of Nomination for the 2012 Annual Meeting of the Company at the earliest practicable date.
•	On February 23, 2012 Lane Five filed a Notice of Nomination for the 2012 Annual Meeting of the Company.
•
On March 7, 2012 Mr. Ueberroth called Ms. Rapuano to discuss the Notice of Nomination.  Ms. Rapuano indicated her willingness to listen to any proposals the Company may have regarding the Notice of Nomination.  Mr. Ueberroth advanced no proposals.

•	On March 7, 2012 Lane Five sent the Company a demand for books and records under Section 220 of the Delaware General Corporation Law.
•	On March 14, 2012 the Company provided an initial written response to Lane Five’s 220 demand, discussing certain logistics with respect to satisfying such demand.
•	On March 15, 2012, the Company delivered the requested materials.
•
On March 21, 2012 Mr. Thomas called Ms. Rapuano to discuss proposals that were being made between counsel.  Mr. Thomas stated that his Board was interested in a settlement with Lane Five, but that his Board had determined that Ambassadors Group could come to an agreement but only if Lane Five was prepared to settle for two Directors, with no discussion as to other aspects of a full proposal.  Lane Five stated it would be happy to entertain a full proposal but that while it would not accept a two Director offer, it was prepared to discuss other elements of a settlement.   Mr. Thomas stated that he believed we were at an impasse.  We have not been able to reach settlement with the Company since that date.

PROPOSAL NO.1

ELECTION OF DIRECTORS

Directors currently hold office for staggered terms of three years (or less if they are filling a vacancy) and until their successors are elected and qualified.  One of the three classes, comprising approximately one third of the Directors, is elected each year to succeed the Directors whose terms are expiring.  This year there are three (3) incumbent Class II Directors whose terms will expire at the 2012 Annual Meeting:  John A. Ueberroth, the Chairman of the Board, James M. Kalustian and Timothy M. Walsh.  Mr. Wash was appointed to the Board effective as of February 16, 2012 to fill a vacancy, and has never been elected by the stockholders.

We urge you to elect Sharon van Wyk, Peter H. Kamin and Lisa Rapuano as Directors of the Company at the 2012 Annual Meeting instead of the Company’s slate of nominees.  The Independent Nominees have furnished the information below concerning their principal occupations and business experience.  Each of these nominees has consented to being named in this proxy statement and to serve as a Director of the Company if elected.  If elected, each Independent Nominee will hold its office and serve for up to three years and until a successor has been elected and qualified, or until his or her earlier resignation, death or removal.  We urge you to carefully consider the qualifications and abilities of Dr. van Wyk, Mr. Kamin and Ms. Rapuano.

The Nominees:

Sharon van Wyk, Ph.D.

Dr. Sharon van Wyk, Ph.D., age 52, is the Executive Vice President and Chief Operations Officer of American Public University System (NASDAQ: APEI) (“APUS”), an accredited online university system comprised of American Military University and American Public University serving over 100,000 working adults in more than 100 countries offering 89 undergraduate and graduate degree programs.  Dr. van Wyk joined APUS in 2009. At APUS, Dr. van Wyk leads enrollment management services, student and alumni services, and the information technology departments.  From 2006 to 2008, Dr. van Wyk served as Vice President of Process Excellence, Infrastructure & Online Customer Support at Intuit, a software company producing consumer and commercial products such as TurboTax, Quicken and QuickBooks.  From 2001 to 2006, Dr. van Wyk served as Vice President of Process Excellence and New Market Development for Genworth Financial. From 1996 to 2001, Dr. van Wyk served as Manager, Global Risk Management and Six Sigma for GE Capital. From 1988 to 1996, Dr. van Wyk held several leadership positions, including Associate Partner in the Change Management division of Accenture, a global management consulting, technology and outsourcing company. Dr. van Wyk was an adjunct professor for the Executive MBA program at the University of Connecticut Business School and possesses several process improvement certifications including Master Black Belt and Six Sigma Instructor.  Dr. van Wyk holds a Ph.D. in Instructional Systems and an M.S. in Instructional Systems from Florida State University.  She earned a B.S. in Communications from the University of Wisconsin-Stevens Point.

It is the opinion of the Concerned Stockholder that Dr. van Wyk has extensive experience in optimizing marketing strategies, enhancing customer experience, promoting operational efficiencies at small and large corporations and developing new market strategies.  The Concerned Stockholder believes that Dr. van Wyk will provide the Board and the Company with valuable marketing experience, management expertise, strong corporate governance principals and a proven background in delivering improved operational efficiencies.

As of the date of this notice, Dr. van Wyk does not, directly or indirectly, beneficially or of record, own any Company securities.

The business address of Dr. van Wyk is American Public University System, 111 West Congress Street, Charles Town, West Virginia 25414.  Dr. van Wyk resides at 15738 Foleys Mill Place, Haymarket, Virginia 20169.

Peter H. Kamin

Peter H. Kamin, age 50, is the founder and Managing Partner of 3K Limited Partnership, a private investment partnership which was organized to invest the capital of a family trust.  For the previous 11 years, Mr. Kamin was a co-founding Partner of ValueAct Capital. ValueAct Capital seeks to invest in companies they believe to be fundamentally undervalued and then works with management and the company’s board to implement strategies that generate superior returns on invested capital.  Prior to founding ValueAct Capital in 2000, Mr. Kamin founded and managed Peak Investment L.P.  Peak Investment LP was a limited partnership, organized to make investments in a select number of domestic public and private companies. Mr. Kamin began his investment career in 1984 at Fidelity Management and Research, where he was an Assistant Portfolio Manager for two multi-billion-dollar mutual funds and an equity analyst.

Mr. Kamin is presently a Director of Abatix Corp, Aldila Inc., Rockford Corporation and several privately held companies. Mr. Kamin has previously served as a Director of Paragon Technologies, Seitel, Inc., KAR Holdings, LeCroy Corp., Hanover Compressor, Exterran, Sirva, Inc., Insurance Auto Auctions, Inc., OneSource Information Services, Inc., Data Transmission Network, TFC Enterprises, Eskimo Pie, ACME United Corp, Hi-Port Industries and numerous privately held companies. Mr. Kamin holds a B.A. from Tufts University and an M.B.A. from Harvard University’s Graduate School of Business.

It is the Concerned Stockholder’s opinion that Mr. Kamin will provide the Board and the Company with valuable and broad financial expertise, experience improving corporate governance, and a proven track record as a public company director.

As of the date of this notice, Mr. Kamin does not, directly or indirectly, own of record any Company securities.  Mr. Kamin may be deemed to individually beneficially own 137,591 shares of the Company’s Common Stock Company (as described on Schedule 1 attached hereto).  Mr. Kamin may also be deemed to be a member of a “group” with the Lane Five Group (as defined below) pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As such, the group may be deemed to beneficially own all of the shares of Common Stock beneficially owned by each other.  Therefore, Mr. Kamin may be deemed to beneficially own the 1,326,591 shares of Common Stock beneficially owned him and the Lane Five Group.

The business address of Mr. Kamin is 3K Limited Partnership, 20 Custom House Street, Suite 610, Boston, Massachusetts 02110.  Mr. Kamin resides at 1 Avery Street, Boston, Massachusetts 02110.

Lisa O’Dell Rapuano, CFA

Lisa O’Dell Rapuano, age 46, is the founder of Lane Five Capital.  Founded in 2006, Lane Five Capital is the investment manager of the Concerned Stockholder, a long-biased, concentrated valuation-driven investment partnership, and of other accounts it separately manages.  Lane Five Capital’s strategy is to buy significantly undervalued securities of businesses it believes can create long-term value for stockholders and to hold them for many years.  From January 2004 to February 2006, Ms. Rapuano was the Co-Chief Investment Officer of Matador Capital Management (“Matador”).  Matador, founded in 1994, ran the Everglades Fund, LP, a long/short U.S. hedge fund employing a valuation driven, bottoms up approach.  From 1997 to 2003, Ms. Rapuano was a manager of the Legg Mason Special Investment Trust (“Legg Mason Special”).  From 2001 to 2003, Ms. Rapuano was the sole manager of Legg Mason Special where her cumulative returns ranked Legg Mason Special in the top 8% of mid-cap core mutual funds.  While at Legg Mason Special, Ms. Rapuano also served as the Director of Research at Legg Mason Capital Management.  Ms. Rapuano joined Legg Mason in 1994 as an analyst.  Ms. Rapuano was graduated from Yale University with a B.A. in American Studies in 1988 where she was also an All-American swimmer.

It is the Concerned Stockholder’s opinion that Ms. Rapuano, a manager of one of the Company’s largest shareholders, will provide the Board and the Company with valuable insight as a representative of the Company’s stockholders and extensive financial experience.

As of the date of this notice, Ms. Rapuano does not, directly or indirectly, own of record any Company securities.  Ms. Rapuano may be deemed to individually beneficially own 1,189,000 shares of the Company’s Common Stock held by the Lane Five Group (as described on Schedule 1 attached hereto).  Ms. Rapuano and the other members of the Lane Five Group may be deemed to be a member of a “group” with Mr. Kamin pursuant to Rule 13d-5(b)(1) under the Exchange Act.  As such, the group may be deemed to beneficially own all of the shares of Common Stock beneficially owned by each other.  Therefore, Ms. Rapuano may be deemed to beneficially own the 1,326,591 shares of Common Stock beneficially owned the Lane Five Group and Mr. Kamin.

The business address of Ms. Rapuano is Lane Five Capital, 1122 Kenilworth Drive, Suite 313, Towson, Maryland 21204.  Ms. Rapuano resides at 7820 Ellenham Road, Towson, Maryland 21204.

The Concerned Stockholder believes that the background and qualifications of the Independent Nominees are impressive and relevant to the needs of the Company, and that each of the Independent Nominees would add substantial value and would strengthen the quality of the entire Company.  The Concerned Stockholder further believes that the Company’s Board would benefit from additional new, objective and truly independent voices.

The accompanying BLUE proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.  You may vote FOR the election of Sharon van Wyk, Peter H. Kamin and Lisa Rapuano as Directors of the Company or withhold authority to vote for any of them by marking the proper box(es) on the BLUE proxy card.  If no marking is made, you will be deemed to have given a direction to vote all of your shares of Common Stock FOR the election of each of Sharon van Wyk, Peter H. Kamin and Lisa Rapuano.

It is possible that the remaining Directors will not want to serve on a Board with our three Independent Nominees.  The Independent Nominees have no present plans to fill any vacancies but reserve their right to appoint directors to fill vacant board seats in accordance with the Company’s charter documents.

We believe that it is in your best interest to elect the Independent Nominees as Directors of the Company at the Annual Meeting, and strongly recommend a vote “FOR” their election.  Your vote is important regardless of the number of shares you own.  Please act today by signing, dating and mailing your BLUE proxy card.

OTHER MATTERS TO BE CONSIDERED AT THE 2012 ANNUAL MEETING

PROPOSAL NO.2
STOCKHOLDER PROPOSAL

The following proposal was submitted by Lane Five under Rule 14a-8 under the Exchange Act for inclusion in the Company’s proxy statement to be voted on by the Company's stockholders at the Annual Meeting (the “Stockholder Proposal”).

Stockholder Proposal

NOW THEREFORE, BE IT RESOLVED, that the stockholders of Ambassadors Group, Inc. (the “Company”) request that the Board of Directors of the Company (the “Board”) promptly take all necessary actions under applicable state law to amend the Company’s Amended and Restated Certificate of Incorporation, as amended, and the Company’s By-laws to reorganize the Board into one class subject to election each year.  The Board declassification may be completed in a manner that does not affect the unexpired terms of directors elected at or prior to the Company’s 2012 annual meeting of stockholders.

The Stockholder Proposal is not binding on the Board and will not take effect unless the Board takes additional action.  We make no recommendation as to how the stockholders should vote on the Stockholder Proposal.  Lane Five intends to vote FOR this proposal.

PROPOSAL NO.3
SELECTION OF AUDITORS

The Company will propose to select BDO USA, LLP, the Company’s current auditors, to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.  We make no recommendation as to how the stockholders should vote on Proposal No.3, though we intend to vote our shares for Proposal No.3.

PROPOSAL NO.4
APPROVAL OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

After the vote at the 2011 annual meeting of Company stockholders, the Company is required to put the compensation of the Company’s named executive officers to an annual vote of the Company’s stockholders.  This is often referred to as a “say on pay.”  This advisory vote on executive compensation is not binding on the Board.  We make no recommendation as to how the stockholders should vote on Proposal No.4.

With respect to Proposals #2, #3 and #4, the accompanying BLUE proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR each of these proposals or withhold authority to vote for each such proposal by marking the proper box on the BLUE proxy card. If no marking is made, you will be deemed to have given a direction for us to withhold all of your shares of Common Stock from voting on such proposals, as applicable.

To our knowledge, no other matters are to be voted on at the Annual Meeting.  If any other matters are to be voted on at the Annual Meeting, we will vote our shares of Common Stock and all proxies held by us in accordance with our best judgment with respect to such matters.

VOTING RULES AND PROCEDURES

The Stockholders of record of Ambassadors Group at the close of business on April 25, 2012 are entitled to vote for the election of three Class II members of the Board and for the other proposals being submitted to the stockholders for approval at the Annual Meeting.  Every holder of Common Stock is entitled to one vote for each share of Common Stock held.  A majority of the shares of Common Stock that are represented at the Annual Meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

Broker Non-Votes

Under Delaware law, abstaining votes and broker non-votes are considered to be present for purposes of a quorum but are not deemed to be votes cast.  A broker 'non-vote' occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions on how to vote from the beneficial owner.

Stockholders of Record

Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell or have sold your Common Stock after the Record Date.

Accordingly, it is important that you vote the shares you held on the Record Date, or grant a proxy to vote such shares on the BLUE proxy card, even if you sell or have already sold your shares.

Votes Required for Approval

As set forth in the Company's By-laws, a plurality of the votes duly cast is required for the election of Directors. A plurality means that the individuals who receive the largest number of affirmative votes are elected as Directors.   Consequently, only shares of Common Stock that are voted in favor of a particular nominee will be counted toward such nominee's attaining a plurality of votes. Shares of Common Stock present at the meeting that are not voted for a particular nominee (including broker non-votes and shares of Common Stock present by proxy where the stockholder properly withheld authority to vote for such nominee) will not be counted toward such nominee's attainment of a plurality.

                Approval of Proposals #2, #3 and #4 require the affirmative vote of the majority of votes cast by the shares of Common Stock present in person or by proxy at the Annual Meeting.  Only shares of Common Stock that are voted in favor of any such proposal will be counted toward such proposal attaining a majority of votes. Shares of Common Stock present at the meeting that are not voted for a particular proposal (including broker non-votes and shares of Common Stock present by proxy where the stockholder properly withheld authority to vote for such proposal) will not be counted toward such proposal’s attainment of a majority.

HOW TO DELIVER YOUR PROXY

If you are a registered stockholder, please promptly sign, date and mail the enclosed BLUE proxy card in the enclosed postage-paid envelope.

If you have questions or need assistance voting your shares, please call Innisfree M&A Incorporated toll free (from the U.S. or Canada) at 1-888-750-5834 (banks and brokers call collect at 212-750-5833).

If you hold your shares through a bank, broker, custodian or other recordholder, please check the voting form used by that bank, broker, custodian or other recordholder, to see if it offers telephone or Internet voting.  If these voting options are not available to you, please promptly sign, date and mail in the post-paid envelope provided in the enclosed BLUE proxy card (or voting instruction form) you received from the brokerage firm, bank nominee or other institutions in whose name your shares are held.

How to Revoke Your Proxy

Your execution of the BLUE proxy card will not affect your right to attend the Annual Meeting and vote in person. Any proxy given by you may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation, or a later dated proxy for the Annual Meeting, to the Concerned Stockholder c/o Innisfree M&A Incorporated, 20th Floor, New York, New York 10022, or to the Secretary of the Company at its principal executive offices, or by voting in person at the Annual Meeting.  If the BLUE proxy card is your latest proxy submission and no direction is given by you on such card, it will be deemed to be a direction to vote “FOR” the election of the Independent Nominees to serve as Directors of the Company and your approval of the Stockholder Proposal.  REMEMBER, ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT.  YOUR VOTE IS IMPORTANT -- PLEASE ACT TODAY.

Important Instructions For “Street Name” Stockholders

If any of your shares of the Company Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only that institution can sign a BLUE proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please promptly sign, date and mail in the postage-paid envelope provided the enclosed BLUE proxy card (or voting instruction form) you received from the brokerage firm, bank nominee or other institutions in whose name your shares are held.  Please check the voting instruction form used by that broker, bank or other institution to see if it also offers telephone or Internet voting.  Please do so for each account you maintain to ensure that all of your shares are voted.

To ensure that your shares are voted in accordance with your wishes, you should also contact the person responsible for your account and give instructions for a BLUE proxy card to be issued representing your shares of Common Stock.

CERTAIN INFORMATION CONCERNING THE CONCERNED STOCKHOLDER
AND OTHER PARTICIPANTS IN THE SOLICITATION

Information concerning the Concerned Stockholder, Lane Five Capital, Lane Five Capital Management, LLC, Lane Five Partners GP LLC, Lisa O’Dell Rapuano, Peter H. Kamin and Sharon van Wyk, the “participants” in the solicitation contemplated by this Proxy Statement, as defined in the proxy rules promulgated by the Securites and Exchange Commission (“SEC”) under the Exchange Act, is set forth in the “ELECTION OF DIRECTORS” Section above, in the below paragraphs and on the Schedules attached hereto.

Lane Five is a long-biased, concentrated valuation-driven private investment fund managed by Lane Five Capital.  Lane Five Capital serves as the investment manager of Lane Five and also manages accounts on a discretionary basis (the “Accounts”).  Lane Five Capital’s strategy is to buy significantly undervalued securities of businesses it believes can create long-term value for stockholders and to hold them for many years. Lane Five Capital Management, LLC, a Maryland limited liability company, is the general partner of Lane Five Capital (“LF IM GP”).  Lane Five Partners GP LLC, a Delaware limited liability company, is the general partner of Lane Five (the “Lane Five General Partner”).  Lisa O’Dell Rapuano, a United States citizen, is the managing member of the LF IM GP and the Lane Five General Partner.  Lane Five, Lane Five Capital, the LF IM GP, the Lane Five Fund General Partner and Ms. Rapuano may collectively be referred to as, the “Lane Five Group.”  The Lane Five Group may be deemed to be in a group with Mr. Kamin pursuant to Rule 13d-5(b)(1) under the Exchange Act.  The Lane Five Group and Mr. Kamin have no agreement regarding the Company or its securities other than with respect to Mr. Kamin’s nomination as a candidate for election to the Company’s Board, and his willingness to serve as a Director if elected.

The principal business of Lane Five is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The principal business of the Lane Five Capital is providing investment management services to Lane Five and the Accounts.  The principal business of the Lane Five Fund General Partner is acting as general partner to the Fund.  The principal business of the LF IM GP is acting as general partner to Lane Five Capital.  Ms. Rapuano’s principal occupation is serving as the Managing Member of the Lane Five General Partner and the LF IM GP.

The business address of each of the members of the Lane Five Group is 1122 Kenilworth Drive, Suite 313 Towson, Maryland 21204.

Lane Five directly owns 796,898 shares of Common Stock representing 4.5% of all of the outstanding shares of Common Stock.  The Accounts, which are managed by Lane Five Capital, hold 392,102 shares of Common Stock representing 2.2% of all of the outstanding shares of Common Stock.

The Lane Five Group may be deemed to be members of a “group” with Mr. Kamin pursuant to Rule 13d-5(b)(1) under the Exchange Act.  As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) all of the shares of Common Stock beneficially owned by each other.  Dr. van Wyk does not individually beneficially own any shares of Common Stock and is therefore not deemed to be a member of this group.  Collectively, the Participants beneficially own 1,326,591 shares of Common Stock, representing 7.5% of all the issued and outstanding shares of Common Stock.

The holdings of the participants are all as of May ___, 2012.

None of the Independent Nominees has held a position or office with the Company, and none of the employers listed above are a parent, subsidiary or affiliate of the Company.

With respect to all securities of the Company purchased or sold by each of the participants within the past two (2) years, the dates on which such securities were purchased or sold and the amounts of such purchases or sales by each are set forth on Schedule 1 attached hereto.

No part of the purchase price or market value of any of the shares purchased and owned beneficially, directly or indirectly by any of the participants within the past two (2) years was borrowed or otherwise obtained for the purpose of acquiring or holding such securities.  Notwithstanding the above, the shares managed by Lane Five Capital may have been acquired by purchases of securities through margin accounts which may extend margin credit to the funds and accounts it manages as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

None of the participants is, or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

No associate of the participants owns any securities of the Company beneficially, directly or indirectly, except as set forth on Schedule 1 attached hereto.

None of the participants owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company.

None of the Independent Nominees has any arrangement or understanding between him or her and any other person, including Lane Five, pursuant to which such Independent Nominee is to be selected as a Director or nominee of the Company other than his or her consent to serve as a Director of the Company, if elected.

None of the participants or any of their associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transaction to which the Company or any of its affiliates may be a party.

None of the participants has a substantial interest, direct or indirect, by security holdings or otherwise, that will be acted upon at the 2012 Annual Meeting other than as to their election as Directors.  Notwithstanding the above, Lane Five submitted a precatory stockholder proposal for inclusion in the Company’s proxy statement for the 2012 Annual Meeting under Rule 14a-8 under the Exchange Act asking the Company to declassify its Board.

In the past ten (10) years, none of the Independent Nominees has been a party to or convicted in any legal or bankruptcy proceeding or subject to any judgment, order or decree of the type described in Item 401(f) of SEC Regulation S-K.

None of the Independent Nominees is involved in any material pending legal proceedings incidental to the business to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

Since the beginning of the Company’s last fiscal year, no Independent Nominee has been a party to or had or will have, a direct or indirect material interest in any transaction, series of transactions, or any currently proposed transaction or series of transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.

None of the Independent Nominees has a family relationship with any director, executive officer, or other person nominated or chosen as of the date of this notice by the Company to become a director or executive officer.

With respect to any other information required under Regulation 14A of the Exchange Act, including under Items 403, 405 and 407 of Regulation S-K, none of the Independent Nominees has any knowledge outside of what has been filed by the Company and third parties with the SEC and/or made publicly available.

Based solely on public filings to date, to the knowledge of the participants, there has been no change in control of the Company since the beginning of the Company’s last fiscal year.

Each of the Independent Nominees would be deemed to be an “Independent Director” within the meaning of the rules and regulations of the SEC and the Nasdaq director independence standards.

With respect to the information of security ownership of certain beneficial owners and management of the Company, as required by Item 403 of Regulation S-K, none of the nominees has any knowledge outside of what has been filed by the Company, beneficial owners of 5% of the Common Stock and the individual executive officers and Directors of the Company made publicly available.

FACTS ABOUT OUR SOLICITATION OF PROXIES

We may solicit proxies by mail, advertisement, telephone, facsimile, e-mail, and in person. Solicitations may be made by our agents and/or their employees, none of whom, except Innisfree M&A Incorporated, will receive any additional compensation for such solicitations. Innisfree M&A Incorporated expects that approximately [____] of its employees will assist in the solicitation.  We will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of the shares of Common Stock which such individuals or entities hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to the beneficial owners of the Common Stock.

We expect the total cost of this solicitation to be approximately [$200,000], of which approximately [$75,000] has been spent to date.  Innisfree M&A Incorporated has been retained for solicitation and advisory services in connection with the solicitation of proxies for an estimated fee of [$75,000], and the Concerned Stockholder will reimburse Innisfree M&A Incorporated, Inc. for certain reasonable out-of-pocket expenses.  The Concerned Stockholder has agreed to indemnify Innisfree M&A Incorporated against certain liabilities and expenses relating to this proxy solicitation.

The Concerned Stockholder will initially pay all costs associated with our solicitation of proxies, but we will seek reimbursement of such costs from the Company and will not submit such reimbursement to a vote of stockholders.
SECURITY OWNERSHIP

Information about the security ownership of certain beneficial owners of Common Stock is set forth on Schedule 2 attached hereto and incorporated herein by reference.

STOCKHOLDER PROPOSALS FOR THE 2013 ANNUAL MEETING

Stockholder Proposals for Inclusion in Next Year’s Proxy Statement

Any proposals of stockholders that are intended to be presented at next year’s annual meeting must be received by the Company at its principal executive offices on or before January [__], 2013, in order to be considered for inclusion in the Company’s proxy materials relating to that meeting.  However, if the date of next year's annual meeting is changed by more than 30 days from the date of this year’s Annual Meeting, then the deadline is a reasonable time before the Company begins to print and send its proxy materials.

Other Stockholder Proposals and Director Nominations

If a stockholder wishes to present a stockholder proposal at the Company’s next annual meeting that is not intended to be included in the proxy statement or to nominate a person for election to the Company’s Board at the next annual meeting, the stockholder must provide the information required by the Company’s by-laws and give timely notice to the secretary of the Company in accordance with the by-laws, which require that notice be received by the secretary not less than 45 days or more than 75 days prior to the Company’s first anniversary of the date on which the Company first mailed its proxy materials for the 2012 Annual Meeting. If the date of the stockholder meeting is changed by more than 30 days from the anniversary of the Company’s 2012 Annual Meeting, then notice of a stockholder proposal that is not intended to be included on the Company’s proxy statement under Rule 14a-8 or of a nomination for election to the Company’s Board must be received no later than the close of business on the later of 90 days prior to the meeting and 10 days after public pronouncement of the meeting date. Notices of intention to present proposals or to nominate persons for election to the Company’s Board at the next annual meeting should be addressed to the secretary, Ambassadors Group, Inc., Dwight D. Eisenhower Building, 2001 South Flint Road, Spokane, Washington 99224. You may also contact the secretary at the Company’s principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals.

CERTAIN INFORMATION REGARDING THE COMPANY, ITS DIRECTORS AND EXECUTIVE OFFICERS.

Except as set forth in this proxy statement, the participants do not have any knowledge of the following matters other than what has been publicly disclosed by the Company, which is publicly available, and where you can find additional information regarding the following:

1.	Any material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is subject;

2.
Information regarding the current Directors of the Company, including their compensation, current ownership holdings, certain transactions with the Company and other business relationships and any indebtedness to the Company;

3.
Information regarding the current executive officers and certain significant employees of the Company, including their compensation, current ownership holdings, certain transactions with the Company and other business relationships and any indebtedness to the Company;

4.	The committees of the Board, including any audit and compensation committees;

5.	Information regarding any option, compensation or other benefit plans;

6.	Any transactions since the beginning of the Company’s last fiscal year;

7.	Any promoters of the Company; and

8.	Late Section 16 (short-swing profit) filings.

PLEASE INDICATE YOUR SUPPORT OF SHARON VAN WYK, PETER H. KAMIN AND LISA RAPUANO AS DIRECTORS OF THE COMPANY BY PROMPTLY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY TO INNISFREE M&A INCORPORATED, IN THE POSTAGE PAID ENVELOPE PROVIDED.

If you have questions or need assistance voting your shares, please call Innisfree M&A Incorporated toll free (in the U.S. or Canada) at 1-888-750-5834 (banks and brokers call collect at 212-750-5833).

Lane Five Partners LP
Lane Five Capital Management LP
Lane Five Capital Management, LLC
Lane Five Partners GP LLC
Lisa O’Dell Rapuano
Peter H. Kamin
Sharon van Wyk
May [__], 2012

SCHEDULE 1

Transaction Dates of Ambassadors Group, Inc. Securities by the Participants
Over the Past Two (2) Years

Purchases and Sales of the Company’s Securities
During the Past Two Years by
SHARON VAN WYK, PH.D.

Date	Type of Transaction	Shares
None.

Purchases and Sales of the Company’s Common Stock
During the Past Two Years by
PETER H. KAMIN

Mr. Kamin may be deemed to be the beneficial owner of the shares of Common Stock of the Company held by the Peter H. Kamin Revocable Trust (the “Kamin Trust”), the Peter H. Kamin Roth IRA (the “Kamin IRA”), and the Peter H. Kamin Family Foundation (the “Kamin Foundation”).  The Kamin Trust beneficially owns 4,600 shares of Common Stock, the Kamin IRA beneficially owns 93,378 shares of Common Stock, and the Kamin Foundation beneficially owns 39,613 shares of Common Stock.  The address for each of the Kamin Trust, Kamin IRA and Kamin Foundation is 1 Avery Street, Boston, Massachusetts 02110.

Below are the purchases and sales transactions effected by the Kamin IRA during the past two years:

Date	Type of Transaction	Shares
10/28/2011	Purchase	3680
11/01/2011	Purchase	6000
11/02/2011	Purchase	7000
11/03/2011	Purchase	1102
11/07/2011	Purchase	5500
11/08/2011	Purchase	2000
11/09/2011	Purchase	7000
11/10/2011	Purchase	609
11/11/2011	Purchase	1780
11/14/2011	Purchase	6000
11/15/2011	Purchase	100
11/15/2011	Purchase	1900
11/16/2011	Purchase	6000
11/17/2011	Purchase	7400
11/18/2011	Purchase	4500
11/21/2011	Purchase	3000
11/22/2011	Purchase	1500
11/23/2011	Purchase	1500
11/25/2011	Purchase	2971
12/01/2011	Purchase	8000
12/09/2011	Purchase	4000
12/14/2011	Purchase	3000
01/03/2012	Purchase	2445
02/09/2012	Purchase	4391
02/10/2012	Purchase	2000

Below are the purchases and sales transactions effected by the Kamin Foundation during the past two years:

Date	Type of Transaction	Shares
11/17/2011	Purchase	2000
11/18/2011	Purchase	1500
11/21/2011	Purchase	1000
11/22/2011	Purchase	500
11/23/2011	Purchase	500
12/01/2011	Purchase	3000
12/15/2011	Purchase	2000
12/16/2011	Purchase	2000
01/05/2012	Purchase	2000
01/06/2012	Purchase	393
01/30/2012	Purchase	400
01/31/2012	Purchase	2900
02/08/2012	Purchase	6093
02/09/2012	Purchase	10000
02/10/2012	Purchase	5327

Below are the purchases and sales transactions effected by the Kamin Trust during the past two years:

Date	Type of Transaction	Shares
02/13/2012	Purchase	4600

Additionally, note that Mr. Kamin may also be deemed to be a member of a “group” with the Lane Five Group pursuant to Rule 13d-5(b)(1) under the Exchange Act.  As such, the group may be deemed to beneficially own all of the shares of Common Stock beneficially owned by each other.  Therefore, Mr. Kamin may be deemed to beneficially own the 1,326,591 shares of Common Stock beneficially owned him and the Lane Five Group.

Purchases and Sales of the Company’s Common Stock
During the Past Two Years by
LISA O’DELL RAPUANO

Ms. Rapuano may be deemed to be the beneficial owner of the shares of Common Stock held by Lane Five Partners LP and accounts Lane Five Capital separately manages (the “Separately Managed Accounts”).  Lane Five Partners LP owns 796,898 shares of Common Stock and the Separately Managed Accounts own 392,102 shares of Common Stock.

Below are the purchases and sales transactions effected by Lane Five Partners LP during the past two years:

Date	Type of Transaction	Shares
1/4/2010	Sale	-72,293
1/6/2010	Sale	-1,288
10/21/2010	Sale	-34,976
10/25/2010	Sale	-24,103
2/23/2011	Sale	-10,000
8/17/2011	Purchase	38,156
10/19/2011	Purchase	67,000
10/28/2011	Purchase	3,008
10/28/2011	Purchase	354,849
11/1/2011	Purchase	26,800
11/9/2011	Purchase	117,250
12/12/2011	Purchase	919

Below are the purchases and sales transactions effected for the Separately Managed Accounts during the past two years:

Date	Type of Transaction	Shares
1/4/2010	Purchase	72,293
1/6/2010	Purchase	1,288
4/7/2010	Purchase	9,326
4/7/2010	Purchase	1,515
10/21/2010	Sale	-12,024
10/25/2010	Sale	-7,824
7/7/2011	Purchase	17,075
7/8/2011	Purchase	9,500
8/17/2011	Purchase	20,294
10/19/2011	Purchase	33,000
10/28/2011	Purchase	1,482
10/28/2011	Purchase	174,776
11/1/2011	Purchase	13,200
11/9/2011	Purchase	57,750
12/12/2011	Purchase	451

Additionally, note that Ms. Rapuano may also be deemed to be a member of a “group” with Mr. Kamin pursuant to Rule 13d-5(b)(1) under the Exchange Act.  As such, the group may be deemed to beneficially own all of the shares of Common Stock beneficially owned by each other.  Therefore, Ms. Rapuano may be deemed to beneficially own the 1,326,591 shares of Common Stock beneficially owned the Lane Five Group and Mr. Kamin.

None of the participants has executed any other transactions in connection with Ambassadors Group, Inc. securities over the past two (2) years.

SCHEDULE 2

Security Ownership

The table below, using the information provided in the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on April 25, 2012, sets forth the amount of stock of the Company beneficially owned as of April 21, 2012, by each person (other than Named Executive Officers) known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s outstanding Common Stock.  While we believe this information to be accurate, you should contact the Company or review publicly filed reports for free on www.sec.gov.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percent of Class of Common Stock
Jefferson Gramm(2)	2,328,709	13.2%
Stadium Capital Management, LLC(3)	1,821,620	10.4%
FMR LLC(4)	1,770,356	10.1%
Lane Five Capital Management, LP(5)	1,189,000	6.8%
BlackRock, Inc.(6)	1,150,602	6.5%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or dispositive power with respect to securities. Shares of Common Stock, which are purchasable under options which are currently exercisable, or which will become exercisable no later than 60 days after April 21, 2012, are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. The Percent of Class of Common Stock set forth above is based upon 17,575,722 shares of Common Stock outstanding as of April 21, 2012. Except as indicated by footnote and subject to community property laws, where applicable, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) The Company is reporting this stock ownership based upon a Schedule 13D/A report filed on April 2, 2012 with the Securities and Exchange Commission. Bandera Partners LLC may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,308,913 shares of Common Stock directly owned by Bandera Master Fund L.P. As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners LLC, each of Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 2,308,913 shares of Common Stock directly owned by Bandera Master Fund L.P. Mr. Gramm may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 19,796 shares owned directly by him. The address of the beneficial owners is 50 Broad Street, Suite 1820, New York, New York, 10004.

(3) The Company is reporting this stock ownership based upon a Schedule 13G/A report filed on December 9, 2011 with the Securities and Exchange Commission. Stadium Capital Management, LLC, Alexander M. Seaver and Bradley R. Kent may be deemed to share voting power and dispositive power with respect as to 1,821,620 shares of Common Stock. Stadium Capital Partners, L.P., Stadium Capital Management, LLC, Alexander M. Seaver and Bradley R. Kent may be deemed to share voting power and dispositive power with respect to 1,641,798 shares of Common Stock. The address of the beneficial owners is 199 Elm Street, New Canaan, CT 06840-5321.

(4) The Company is reporting this stock ownership based upon a Schedule 13G/A report filed on December 12, 2011 with the Securities and Exchange Commission. The address of the beneficial owner is 82 Devonshire Street, Boston, MA 02109.

(5) The Company is reporting this stock ownership based upon a Schedule 13D/A report filed on March 23, 2012 with the Securities and Exchange Commission. Lane Five Capital Management LP, Lane Five Capital Management, LLC and Lisa O'Dell Rapuano may be deemed to share voting power and dispositive power with respect as to 1,189,000 shares of Common Stock. Lane Five Partners GP LLC, Lane Five Partners LP, Lane Five Capital Management LP, Lane Five Capital Management, LLC and Lisa O'Dell Rapuano may be deemed to share voting and dispositive power with respect to 796,898 shares of Common Stock. The address of the beneficial owners is 1122 Kenilworth Drive, Suite 313, Towson, MD 21204.

(6) The Company is reporting this stock ownership based upon a Schedule 13G/A report filed on February 13, 2012 with the Securities and Exchange Commission by BlackRock, Inc., disclosing that it has sole voting power and sole dispositive power as to 1,150,602 shares. The address of the beneficial ownership is 40 East 52 nd  Street, New York NY 10022.

        The following table sets forth the amount of Common Stock of the Company beneficially owned as of April 21, 2012, by each director of the Company, each Named Executive Officer, and all directors and executive officers as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percent of Class of Common Stock
Jeffrey D. Thomas(2)	863,956	4.76%
John A. Ueberroth(3)	649,500	3.70%
Margaret M. Thomas(4)	184,087	1.04%
Anthony F. Dombrowik(5)	29,105	*
Kristi J. Gravelle(6)	19,691	*
Daniel G. Byrne(7)	17,025	*
Rafer L. Johnson(8)	15,807	*
James M. Kalustian(9)	12,837	*
Ricardo Lopez Valencia(10)	11,410	*
Thomas J. Rusin(11)	3,676	*
Timothy M. Walsh(12)	2,212	*
Nilofer Merchant(13)	1,781	*
All directors and executive officers as a group (12 people)(14)	1,811,087	9.89%

*  Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or dispositive power with respect to securities. Shares of Common Stock, which are purchasable under options which are currently exercisable, or which will become exercisable no later than 60 days after April 21, 2012, are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. The Percent of Class of Common Stock set forth above is based upon 17,575,722 shares of Common Stock outstanding as of April 21, 2012. Except as indicated by footnote and subject to community property laws, where applicable, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Chief executive officer and president of the Company. Includes options to purchase 578,513 shares of Common Stock issued under the Incentive Plan. Mr. Thomas' address is 2001 South Flint Road, Spokane, WA 99224.

(3) Chairman of the Board of Directors of the Company. Does not include 71,000 shares owned by John and Gail Ueberroth Family Foundation for which Mr. Ueberroth has shared voting power. Mr. John Ueberroth's address is 26 Corporate Plaza, Suite 150, Newport Beach, CA 92660.

(4) Executive vice president of the Company. Includes options to purchase 113,103 shares of Common Stock issued under the Incentive Plan. Mrs. Thomas' address is 2001 South Flint Road, Spokane, WA 99224.

(5) Senior vice president, chief financial officer and secretary of the Company. Includes options to purchase 3,861 shares of Common Stock issued under the Incentive Plan. Mr. Dombrowik's address is 2001 South Flint Road, Spokane, WA 99224.

(6) Former vice president, finance and accounting of the Company. Includes options to purchase 9,683 shares of Common Stock issued under the Incentive Plan. Mrs. Gravelle's address is 2001 South Flint Road, Spokane, WA 99224.

(7) Director. Includes options to purchase 10,116 shares of Common Stock issued under the Incentive Plan. Mr. Byrne's address is 2001 South Flint Road, Spokane, WA 99224.

(8) Director. Includes options to purchase 10,116 shares of Common Stock issued under the Incentive Plan. Mr. Johnson's address is 6730 East Carson Street, Long Beach, CA 90808.

(9) Director. Includes options to purchase 7,928 shares of Common Stock issued under the Incentive Plan. Mr. Kalustian's address is 215 Wachusett Ave., Arlington, MA 02476.

(10) Director. Includes options to purchase 6,949 shares of Common Stock issued under the Incentive Plan. Mr. Valencia's address is 12641 S. 35 th  Place, Phoenix, AZ, 85044.

(11) Director. Includes options to purchase 1.344 shares of Common Stock issued under the Incentive Plan. Mr. Rusin's address is 750 E. Main Street, 8 th  Floor, Stamford, CT 06902.

(12) Director. Mr. Walsh's address is 50 W. State St., Trenton, NJ 08625.

(13) Director. Mrs. Merchant's address is 359 Johnson Avenue, Los Gatos, CA 95030.

(14) Includes 741,611 shares of Common Stock issuable upon exercise of stock options.

PLEASE VOTE TODAY!

SEE REVERSE

SIDE EASY VOTING INSTRUCTIONS.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

PRELIMINARY PROXY – SUBJECT TO COMPLETION

BLUE PROXY

AMBASSADORS GROUP, INC.

2012 ANNUAL MEETING OF STOCKHOLDERS

This proxy is solicited by Lane Five Partners LP, Lane Five Capital Management LP, Lane Five Capital Management, LLC, Lane Five Partners GP LLC, Lisa O’Dell Rapuano, Peter H. Kamin and
Sharon van Wyk.

This proxy is NOT being solicited on behalf of the Board of Directors of Ambassadors Group, Inc.

The undersigned hereby appoints Lisa O’Dell Rapuano and Peter H. Kamin, and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock of the Ambassadors Group, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company, scheduled to be held on [DATE], 2012, and at any and all adjournments or postponements thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED.  IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE INDEPENDENT NOMINEES AND WILL WITHHOLD VOTING SHARES FOR THE STOCKHOLDER PROPOSAL, THE PROPOSAL TO SELECT AUDITORS AND THE “SAY ON PAY” PROPOSAL.

YOUR VOTE IS VERY IMPORTANT—PLEASE VOTE TODAY.

(Continued and to be signed on the reverse side)

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of Ambassadors Group, Inc.
Common Stock for the upcoming Annual Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT
AND VOTE TODAY SIGNING, DATING AND RETURNING YOUR BLUE PROXY CARD:

INSTRUCTIONS - Please complete, sign, date and return the proxy card in the envelope provided, or mail to: The Concerned Stockholder of Ambassadors Group, Inc., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

 Please mark your vote as indicated in this example  ☒

The Concerned Stockholder Recommends A Vote “For All” Nominees in Proposal 1 and makes no recommendation as to Proposals 2, 3 and 4.

1.	Election of Directors to be Chosen by the Holders of Common Stock:
Nominees:	For All Nominees	Withhold All	For all Except
(01) Sharon van Wyk (02) Peter H. Kamin (03) Lisa O’Dell Rapuano	[ ]	[ ]	[ ]
NOTE:   If you do not wish your shares voted “For:” a particular nominee, mark the “For All Except” box and strike a line through the name(s) of the Nominee(s).  Your shares will be voted for the remaining nominee(s).

2.       Stockholder Proposal: A non-binding proposal that would call upon the Company’s Board of Directors to declassify the Board.

In their discretion, the proxy holders are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.
Dated:  ____________________________________, 2012
(Signature)  ________________________________
(Signature if held Jointly) ______________________
Title or Authority:____________________________

☐FOR	☐AGAINST	☐ABSTAIN
3.	Proposal: To ratify the selection of BDO USA, LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.
	☐FOR	☐AGAINST	☐ABSTAIN
4.	Proposal: To approve, in an advisory vote, the compensation of the Company’s named executive officers.
	☐FOR	☐AGAINST	☐ABSTAIN

Please sign exactly as your name appears on this proxy.  Joint owners should each sign personally.  If signing as attorney, executor, administrator, trustee or guardian, please include your full title.  Corporate proxies should be signed by an authorized officer.  If a partnership, please sign in Partnership name by an authorized person.